UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9769 / May 11, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16532

In the Matter of **THE REGISTRATION STATEMENT OF ORION GLOBAL CORP.** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS, MAKING FINDINGS, AND ISSUING STOP ORDER**

I.

A.   On May 27, 2014, Respondent filed a Form S-1 registration statement seeking to register the offer and sale of 3,000,000 common shares in a $36,000 public offering. The registration statement was amended on July 1, 2014, July 24, 2014, and August 6, 2014. The registration statement has not become effective.

B.   The Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative proceedings be, and hereby are, instituted pursuant to Section 8(d) of the Securities Act of 1933 ("Securities Act") to determine whether a stop order should issue suspending the effectiveness of Respondent's registration statement.

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings, Making Findings, and Issuing Stop Order (the "Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   Respondent is a Florida corporation headquartered in Sarasota, Florida which was dissolved on November 20, 2014.

2.   On May 27, 2014, Respondent filed a Form S-1 registration statement seeking to register the offer and sale of 3,000,000 common shares in a $36,000 public offering. The registration statement was amended on July 1, 2014, July 24, 2014, and August 6, 2014 (together, the "Registration Statement").

3.   The Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements contained therein not misleading, for example:

a.   The Registration Statement states that "[o]ur sole Officer and Director will be responsible for the business development" of a storage facility business. These disclosures are untrue and misleading because Respondent has no business of its own, and is an undisclosed "blank check company" as defined in Rule 419 under the Securities Act.

b.   The Registration Statement states that "[p]resently, [Respondent's sole officer and director] earns his livelihood as a Manager of a Storage Center facility." This disclosure is untrue and misleading because Respondent's sole officer and director was not presently employed in the same industry as the purported business plan of Respondent at the time of the filing of the Registration Statement.

c.   The Registration Statement states that Respondent's sole officer and director "is the only 'parent' and 'promoter' of the company" and will "continue to control the operations of the Company" after the offering. This disclosure is untrue and misleading because Respondent is controlled and/or promoted by an undisclosed control person, parent and/or promoter.

d.   The Registration Statement states that Respondent "is entirely dependent on the efforts of our sole officer and director," and that "[a]ll decisions regarding the management of our affairs will be made exclusively by [the sole officer and director]." The Registration Statement further states that Respondent is "currently operating out of our sole director and officer's office located at his residence." These disclosures are untrue and misleading because Respondent's sole officer and director has not engaged in any business activities for Respondent other than the opening of a corporate bank account.

e.   The Registration Statement states that the "Board of Directors is comprised [ ] solely of [Respondent's sole officer and director] who was integral to our business and who is involved in our day to day operations." The Registration Statement also states that Respondent's sole officer and director "is devoting 10-25 hours per week to our operations" and "is prepared to devote more time to our operations." The Registration Statement further states that "[t]he functions of [an Audit Committee, a Compensation Committee or a Nominating Committee] are being undertaken by our sole director." These disclosures are untrue and misleading because Respondent's sole officer and director has had no involvement in, and spent no time on, Respondent's operations.

        f.   The Registration Statement states that Respondent's "sole officer and director . . . will be responsible to market and sell these securities" and that "[i]t is our belief [Respondent's sole officer and director] had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the investment and therefore did not need the protections offered their [sic] shares under Securities and Act of 1933 [sic], as amended. [Respondent's sole officer and director] certified that he was purchasing the shares for their [sic] own accounts, with investment intent." These disclosures are untrue and misleading because Respondent's sole officer and director does not have any knowledge of the shares, does not plan to sell the shares, does not have the described knowledge or experience in financial or business matters, and made no such certification.

        g.   The Registration Statement claims that there was a capital contribution by Respondent's sole officer and director on April 4, 2014. This disclosure is untrue and misleading because Respondent's sole officer and director made no such capital contribution and has not received any shares related to Respondent.

        h.   The Registration Statement states that "[p]ursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by [Respondent's sole officer and director]." This disclosure is untrue and misleading because Respondent's sole officer and director did not sign the Registration Statement.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to issue a stop order suspending the effectiveness of the Registration Statement, as agreed to in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the Registration Statement filed by Respondent be, and hereby is, suspended.

This Order shall be served on Respondent by certified mail forthwith.

By the Commission.

                            Brent J. Fields
                            Secretary